March 23, 2010

Via Edgar and Facsimile
Mr. Gary R. Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	ACL Semiconductors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-50140

Dear Mr. Todd:

          With respect to the letter dated December 11, 2009 (the “Comment Letter”), which you sent on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the year ended December 31, 2008
(the “2008 10-K”) of ACL Semiconductors Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.

General

1.

We acknowledge your responses. Please note that we may have further comment upon review of the amended filings referred in your letter. Completion of our review may also be affected by the resolution of prior comments 16 and 17, which were directed to the Company’s auditors. You indicate that we can expect amended filings by the end of 2009, please keep us informed as to the extent of and reasons for any delays past the timings reflected in your responses.

On January 7, 2010, the Company filed amendments to its Annual Report on Form 10-K for years ended 2008 and 2007 and its Quarterly Report on Form 10-Q for quarters ended June 30, 2009 and March 31, 2009.

Securities and Exchange Commission
March 23, 2010

Form 10-K for the fiscal year ended December 31, 2008

2.

We refer to your response to prior comment 35. Tell us and in future filings please describe the nature of Aristo Technologies’ business operations; and, describe the business purpose of the sales of memory components to and from the related party. Also, clarify whether pricing of these transactions is consistent with those when you purchase products from Samsung and sell those products to third parties.

Aristo Technologies Limited (“Aristo”) is engaged in the marketing, selling and servicing of computer products and accessories including semiconductors, LCD products, mass storage devices, consumer electronics, computer peripherals and electronic components. Aristo sells not only Samsung-branded products but also brands such as Hynix, Micro, Elpida, Qimonda, Lexar, Dane-Elec, Elixir, SanDisk and Winbond. Aristo is not an authorized distributor of any of these brands but instead is a trader of a broad range of products and brands in the computer accessories market.

The business purpose of the sales to Aristo by the Company is to fulfill Aristo’s periodic need for Samsung memory products based on prevailing market prices, which products Aristo, in turn, sells to its customers. Aristo purchases Samsung memory products from the Company at such times as the Company offers the best available price for such products. Aristo’s procurement team searches for the best available price for memory products and will purchase Samsung memory from other Samsung dealers instead of from the Company if it can obtain more favorable pricing. Sales of Samsung memory products by the Company to Aristo are made in accordance with the pricing terms of the Company’s agreement with Samsung unless otherwise approved in advance by Samsung, and all such sales are consistent with sales made by the Company to unrelated parties.

Similarly, the Company purchases from Aristo, from time to time, LCD panels, Samsung memory chips, DRAM, flash memory, central processing units, external hard disks, DVD readers and writers that the Company cannot obtain from Samsung directly due to supply limitations.

Transactions with customers, including related parties, are made on an arms length basis with no special discounts or price concessions, based on prevailing market conditions such as supply and demand, quantity ordered, quality, and form of package and shipment. The computer accessories wholesale trading business is largely handled through an online network which operates an instant open bid system covering all buyers and sellers around the area. The bidding process is transparent insofar as asking and offering notices are sent to potential buyers and sellers. Interested parties in a transaction bid online and the winner is the highest bidder. Sales by the Company and Aristo of their respective products are effected through this online network bidding process which reflects actual market conditions. In short, both the Company and Aristo buy from or sell to each other based on their own business considerations and maximize their own profits from the online network open bidding system.

Securities and Exchange Commission
March 23, 2010

3.

In that regard, tell us the significance of the receivables from Aristo Technologies to that entity’s equity and assets. Tell us how you evaluated the guidance from Section 280 of the FASB Codification in assessing (1) whether Aristo is a variable interest entity and (2) whether ACL should consolidate Aristo under the guidance applicable to variable interest entities. Please note the guidance applicable to related parties in the referenced section of the FASB Codification.

Sales to Aristo by the Company were $9,076,034 and $17,165,728 for the years ended December 31, 2008 and 2007, respectively, out of total Company revenues of $206,082,770 and $160,404,924 for such years, respectively, which represented 4.6% and 10.7% of the Company’s total revenue for such corresponding periods. Company accounts receivable from Aristo were $6,695,405 and $6,237,905 as of December 31, 2008 and 2007, respectively, out of total assets of $34,587,072 and $33,462,963 as of such year ends, respectively, which represented 19.4% and 18.6% of total assets for such corresponding periods. While the accounts receivable from Aristo represents a significant percentage of total assets, the Company believes that the risk of non-collection of such accounts receivable is lower than that of accounts receivable of the Company’s other customers based on Aristo’s historically reliable repayment history and close monitoring by senior management. In addition, the Company agreed to a payment plan with Aristo according to which the outstanding balance of accounts receivable will be paid over the course of 2010. The payment plan contains a “due on demand” clause. The Company notes that while sales by the Company to Aristo decreased by almost 47% in the fiscal year ended December 31, 2008, the Company’s accounts receivable from Aristo increased over that same period by approximately 7%. This was directly attributable to the economic turmoil of 2008 which resulted in longer payment cycles generally across the Company’s customer base.

According to FASB ASC 810-10-25, an entity that has one or more of the three characteristics set forth therein is considered a variable interest entity. One of such characteristics is that the equity investment at risk in the relevant entity (i.e., Aristo) is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. It is the Company’s understanding that Alan Yang contributed an aggregate paid up capital of $1,282 for a 100% equity interest in Aristo upon Aristo’s formation in November 1996. As of December 31, 2009, 2008 and 2007 and based upon the unaudited financial information provided by Aristo, total assets of Aristo were $9,681,854, $8,822,880 and $4,968,801, respectively. Accordingly, such contribution constituted less than 10% of the total assets for each such year. Additionally, based upon a quantitative assessment, the Company considered the extent of the accounts receivable from Aristo to the Company during the prior three fiscal years and believes that Aristo’s operations are largely dependent upon continuous financial support from the Company. Based on the aforesaid, the Company has concluded that the equity investment at risk is not sufficient to permit Aristo to finance its activities without additional subordinated financial support.

Securities and Exchange Commission
March 23, 2010

Accordingly, the Company has concluded that Aristo is a variable interest entity and is therefore subject to consolidation with the Company under the guidance applicable to variable interest entities.

Form 10-Q for the fiscal quarter ended September 30, 2009

4.

We see you have recorded proceeds from collection of a bad debt from a customer as non-operating income. We read in MD&A that the account receivable was “purchased through a bank under a factoring agreement which offered 90% credit risk coverage” and that customer went into liquidation and did not pay the receivable. To assist us in an understanding of the disclosure, please respond to the following:

•

You indicate that the receivable was “purchased” through a bank. Please explain to us the nature of the transaction(s) leading you to record the receivable in your financial statements. If your business includes purchasing receivables from banks, please tell where you have provided disclosure about this business activity.

• Please explain to us the nature and operation of the factoring arrangement. In that regard and based on your disclosure, it is not clear whether you are purchasing or selling accounts receivable.

•

If you factored (that is, sold) a receivable generated from your sales of your products to the customer, please tell us why you did not receive payment from the bank before default by customer. Please explain the payment provisions of the factoring arrangement.

•

If the reimbursement is in-substance recovery of a bad debt arising from sales of your products, please tell us why it is appropriate in US GAAP to classify the collection under the factoring arrangement as non-operating income. In that regard, tell us how you normally present recoveries of bad debts from customers in the income statement.

The Company previously entered into a factoring agreement with the Development Bank of Singapore (DBS) pursuant to which DBS purchased certain eligible accounts receivable of the Company arising out of the sale of products by the Company. Credit risk for the receivable was then assumed by DBS. However, to mitigate DBS’ potential exposure, DBS advanced funds to the Company with respect to each purchased receivable in the form of a term loan in an amount up to 90% of the eligible accounts receivable with the account receivable acting as collateral to secure such loan. Interest on each such term loan is charged at Hong Kong Dollars Prime Rate minus 1% per annum. If DBS is unable to collect an account receivable, the Company is required to pay back the corresponding term loan.

With respect to the Company’s customer that went into liquidation, the eligible account receivable against which the Company received a term loan from DBS was in the original

Securities and Exchange Commission
March 23, 2010

invoiced amount of US$799,719. Under the factoring agreement, DBS advanced to the Company the amount of $638,576 (approximately 80% of the invoiced amount) which was evidenced by a term loan secured by the account receivable. As there was additional risk associated with this account receivable by virtue of the financial condition of the customer, additional insurance to cover the risk of loss was taken out. When this customer went into liquidation and defaulted, the Company paid DBS $643,619 ($638,576 plus $5,043 interest) under the terms of its factoring agreement. The Company then initiated a claim, in coordination with DBS, under the insurance policy that was taken out and when insurance proceeds were finally paid out to DBS, the amount of $719,711 was credited to the Company, after deduction of necessary charges.

It is this latter amount of $719,711 that is being referred to as “purchased through a bank under a factoring agreement which offered 90% credit risk coverage”. The Company intends to amend its disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (“Form 10-Q Q3 2009”) to reclassify this income from insurance compensation as “other operating income”.

The Company has not experienced bad debt in its previous three fiscal years. The Company did not classify the recovered amount as “other operating income” because the recovery was in the form of insurance proceeds rather than a recovery of bad debt from the customer. On further analysis, the Company believes that the recovered amount should be reclassified under US GAAP as “other operating income”.

5.

Tell us whether the item “borrowing under capital lease” is an actual cash receipt. If it is not, please tell us why it is appropriate to include the item in the body of the cash flow statement. Please refer to FASB ASC 230-10-50-3 through 230-10-50-5.

“Borrowing under capital lease” is an actual cash receipt. Upon further analysis, the Company intends to amend its Form 10-Q Q3 2009 to reclassify “borrowing under capital lease” as “financing activity for the direct payment from the financing institutions paid on behalf of the Company to the vendors.”

6.

Please describe to us the rationale under Section 230 of the FASB Codification for presenting the provision for income taxes as a non-cash activity. That is, explain to us how the book provision for income taxes is a non-cash financing or non-cash investing activity, as described in the cited guidance.

The Company intends to amend its Form 10-Q Q3 2009 to present income taxes as an operating activity in the cash flow statement and will provide the required supplemental data for all taxes paid in cash.

7.	Please tell us how your description of income from Samsung as “commissions” is consistent with your response prior comment 27 and your financial statement

Securities and Exchange Commission
March 23, 2010

presentation of sales of Samsung products on a gross basis under FASB ASC 605-45-45.

The Company’s use of the term “commission” in the MD&A of the Company’s Form 10-Q Q3 2009 is a reference to the “rebates” paid under the Company’s agreement with Samsung and refers to a commonly used industry term in Hong Kong that describes distribution incentive payments to the Company for generating certain quantities of sales from the distributor monthly report. The nature of the rebate income is contingent upon the monthly sales based on the billing and product type rather than a fixed payment or mark-up by Samsung and is paid directly by Samsung (seller) to the Company (distributor). These payments are in addition to the normal sales income generated by the Company and accordingly the Company determined that the appropriate method to record this revenue should be on a gross rather than net basis.

The Company intends to modify its future disclosure to not use the term “commission” in its filings to avoid confusion on this issue.

8.	In future filings please also disclose gross margin as a percentage of sales for each period presented and describe reasons for changes in the ratio from period to period.

The Company intends to disclose in future filings the gross margin as a percentage of sales for each period presented and reasons for changes in the ratio from period to period.

9.

In future filings please also disclose the effective income tax rate for each period and describe reasons for changes in the effective income tax rate from period to period. In that regard, the effective income tax rate is generally determined as the provision (benefit) for income taxes divided by pre-tax accounting income.

The Company intends to disclose in future filings the effective income tax rate for each period and the reasons for changes in the effective income tax rate from period to period.

10.

In Exhibit A of your letter, we note that the language of the management representations has been altered from that requested in that the word “filing” has been replaced with the phrase “Response Letter.” As the representations relate to your filings, please provide revised language as specified in our letter dated September 22, 2009.

The Company attaches as Exhibit A hereto revised language which supersedes and replaces the language in the Company’s letter dated September 22, 2009.

Securities and Exchange Commission
March 23, 2010

Attached hereto as Exhibit B is a written statement from the Company making the acknowledgements set forth in the Comment Letter. All other comments set forth therein are hereby acknowledged.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Kenneth Chan
Kenneth Chan

Exhibit A

Acknowledgement

          In connection with the response of ACL Semiconductors Inc. (“ACL”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated September 22, 2009 filed by ACL with the Commission on November 17, 2009 (together with exhibits thereto), the undersigned, Kenneth Chan, in his capacity as Chief Financial Officer of ACL, hereby acknowledges that:

(i)	ACL is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	ACL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 23rd day of March, 2010.

ACL Semiconductors Inc.

By:	/s/ Kenneth Chan

Name: Kenneth Chan
Title: Chief Financial Officer

Exhibit B

Acknowledgement

          In connection with the response of ACL Semiconductors Inc. (“ACL”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 11, 2009 filed by ACL with the Commission on March 23, 2010 (together with exhibits thereto), the undersigned, Kenneth Chan, in his capacity as Chief Financial Officer of ACL, hereby acknowledges that:

(iv)	ACL is responsible for the adequacy and accuracy of the disclosure in the filing;

(v)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(vi)	ACL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 23rd day of March, 2010.

ACL Semiconductors Inc.

By:	/s/ Kenneth Chan

Name: Kenneth Chan
Title: Chief Financial Officer